                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 6)*

                           PEMCO AVIATION GROUP, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                    740330105

                                 (CUSIP Number)

                               Emanuel S. Cherney
                                Kaye Scholer LLP
                                 425 Park Avenue
                          New York, New York 10022-3598
                                 (212) 836-8000
        ----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 12, 2002
             (Date of Event Which Requires Filing of This Statement)
       ------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 740330105                    13D                     PAGE 2 OF 5 PAGES

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   1.   NAME OF REPORTING PERSON:  Matthew L. Gold
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
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   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) [ ]
                                                                         (B) [ ]
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   3.   SEC USE ONLY

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   4.   SOURCE OF FUNDS*

        OO
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   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   [ ]
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   6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
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     NUMBER OF         7.    SOLE VOTING POWER

      SHARES                 0
                    ------------------------------------------------------------
   BENEFICIALLY        8.      SHARED VOTING POWER

     OWNED BY                  None
                    ------------------------------------------------------------
       EACH            9.      SOLE DISPOSITIVE POWER

     REPORTING                 0
                    ------------------------------------------------------------
      PERSON           10.      SHARED DISPOSITIVE POWER

       WITH                     None
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  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
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  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
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  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT

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                         AMENDMENT NO. 6 TO SCHEDULE 13D

      This statement amends the Schedule 13D dated March 16, 1987, as amended by Amendment No. 1 dated July 7, 1993, Amendment No. 2 dated January 10, 1996, Amendment No. 3 dated February 8, 1999, Amendment No. 4 dated September 7, 1999, and Amendment No. 5 dated November 6, 2002 (the "Schedule 13D"), relating to the common stock, $0.0001 par value (the "Common Stock"), of Pemco Aviation Group, Inc., a Colorado corporation (the "Company"). Notwithstanding this Amendment No. 6, the Schedule 13D speaks as of its date.

      1. Item 4 of the Schedule 13D, "Purpose of Transaction," is hereby amended by adding the following paragraphs:

            "On December 11, 2002, Mr. Gold, Special Value Bond Fund, LLC, a Delaware limited liability company, and Special Value Bond Fund II, LLC, a Delaware limited liability company (each a "Buyer" and collectively the "Buyers"), entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), pursuant to which the Buyers agreed to purchase (i) 243,996 shares of Common Stock underlying options owned and exercisable by Mr. Gold (the "Option Shares") and (ii) 28,454 shares of Common Stock owned directly by Mr. Gold, for an aggregate purchase price of $5,993,900.00. On December 12, 2002, Mr. Gold exercised his options to purchase the Option Shares and the transaction contemplated by the Stock Purchase Agreement was consummated.

            The purpose of the foregoing transaction was for Mr. Gold to dispose of the entire remaining portion of his equity interest in the Company.

      4. Item 5 of the Schedule 13D, "Interest in Securities of the Issuer," is hereby amended and restated to read in its entirety as follows:

      "(a) As of December 12, 2002, immediately following the consummation of the transaction contemplated by the Stock Purchase Agreement, Mr. Gold ceased to have beneficial ownership of any shares of Common Stock.

      (b) Mr. Gold may be deemed to have no voting or dispositive power with respect to any shares of Common Stock.

      (c) Except for the transaction referred to in Item 4, Mr. Gold has not effected any transaction in the shares of Common Stock since November 6, 2002, the date of the most recent filing on Schedule 13D.

      (d) Not applicable.

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      (e) As of December 12, 2002, Mr. Gold ceased to have any beneficial ownership of any shares of Common Stock."

      5. Item 6 of Schedule 13D, "Contracts, Arrangements, Understandings or Relations with Respect to the Issuer," is hereby amended by adding the following paragraph:

            "See Item 4 for a description of the Stock Purchase Agreement."

      6. Item 7 of Schedule 13D, "Material to be Filed as Exhibits," is hereby amended by adding the following exhibit:

            "Stock Purchase Agreement (see item 4)"

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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    December 16, 2002


                                         By:   Matthew L. Gold
                                              ----------------------------------
                                                  Matthew L. Gold